Américas

July 16, 2018

Mr. Andrew Blume

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enel Américas S.A.

Form 20-F for the fiscal year ended December 31, 2017

Filed April 30, 2018

File No. 1-12440

Dear Mr. Blume:

As a follow-up to your telephone conversation on July 13, 2018, with Sey-Hyo Lee of our U.S. counsel, Winston & Strawn LLP, I am writing to confirm that Enel Américas S.A. (the “Company”) is in receipt of the letter dated July 9, 2018 from Mr. Jim Allegretto, Senior Assistant Chief Accountant, Office of Consumer Products, providing comments on the above-referenced filing of the Company and that the Company intends to respond to the comment letter by Monday, July 30, 2018.

If you have any questions with regard to the foregoing or require additional information, please contact Sey-Hyo Lee at (212) 294-6655 or Allen Miller of Winston & Strawn LLP at (212) 294-5330.

Very truly yours,

/s/ Paolo Pallotti

Paolo Pallotti
Chief Financial Officer
Enel Américas S.A.

VIA EDGAR

cc: Mr. Jim Allegretto, Senior Assistant Chief Accountant